

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

FEB 29 2008

808

SEC FILE NUMBER
8- 292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wulff, Hansen & Co., ~~Inc.~~**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__351 California Street, Suite 1000__
(No. and Street)

__San Francisco__   __CA__   __94104__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Chris Charles__   __(415) 421-8900__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Burr, Pilger & Mayer LLP__

(Name – *if individual, state last, first, middle name*)

__600 California Street, Suite 1300, San Francisco__   __CA__   __94108__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Chris Charles_____ ⨯⊗⨯⊗⨯⨯ affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Wulff, Hansen & Co., Inc._____ , as
of _____December 31_____ , 20 _07_ , are true and correct. I further⨯⊗⨯⊗⨯⨯ affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____Signature

President
_____Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

December 31, 2007 and 2006

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document

WULFF, HANSEN & CO., INC.

CONTENTS



BURR PILGER MAYER

Building your future

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2007 and 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger, Mayer, LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 18, 2008

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

WULFF, HANSEN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
Cash and cash equivalents	$ 2,385,187	$ 1,861,523
Cash segregated for the exclusive benefit of customers	100,000	211,000
Deposits with clearing organizations and others, held in cash	55,088	37,883
Securities owned	272,849	1,932,062
Receivable from customers and dealers	297,481	701,372
Prepaid expenses	65,314	61,814
Other receivables	41,274	10,332
Income tax receivable	80	880
Deferred tax asset	86,000	46,000
Investments	12,508	12,482
Furniture and equipment, net of accumulated depreciation of $109,483 and $108,407 in 2007 and 2006, respectively	1,759	2,835
Leasehold improvements, net of accumulated amortization of $132,673 and $91,850 in 2007 and 2006, respectively	71,440	112,263
Other assets	13,508	13,508
Total assets	$ 3,402,488	$ 5,003,954

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	2007	2006
Accounts payable and accrued liabilities	$ 124,447	$ 173,137
Payable to broker/dealers	18,125	1,879,659
Payable to customers	756,958	367,168
Payable to non customers	21,515	24,563
Deferred rent	78,354	115,111
Total liabilities	999,399	2,559,638

Commitments.

Stockholders' equity:	2007	2006
Preferred stock, 6% cumulative; par value $100 per share; authorized 4,000 shares; none issued	-	-
Common stock; no par value, authorized 20,000 shares; issued and outstanding 392 shares in 2007 and 2006	242,328	242,328
Retained earnings	2,160,761	2,201,988
Total stockholders' equity	2,403,089	2,444,316
Total liabilities and stockholders' equity	$ 3,402,488	$ 5,003,954

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

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1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker, as well as uses other clearing organizations for the executions of trades, and does not maintain any margin accounts. The company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue.

Investments

Investments are composed of mutual investment fund that invests primarily in U. S. Treasury Notes and stock in the Nasdaq system. The mutual investment fund and the stock in the Nasdaq system are reported at fair market value with unrealized gains and losses included in revenue.

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Leasehold Improvements

Leasehold improvements are recorded at cost and amortized over the shorter of their estimated useful lives or the terms of the applicable lease.

Continued

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1. **Summary of Significant Accounting Policies**, continued

   Income Taxes

   The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

   Revenue Recognition

   The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

   Use of Estimates

   Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

   The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At 2007 and 2006, the Company's uninsured cash balances totaled $2,653,045 and $2,293,044, respectively.

3. **Cash Segregated for the Exclusive Benefit of Customers**

   Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

4. **Investments**

   Investments are recorded at fair value. Investments at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Stock in the Nasdaq system	$12,508	$12,482

Continued

5. **Receivable from Customers and Payable to Customers**

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

6. **Payable to Broker/Dealers**

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

7. **Income Taxes**

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the use of different depreciation methods for book and tax reporting that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2007 and 2006, respectively, the net deferred assets (liabilities) consist of the following components:

	2007	2006
Deferred income tax asset:		
Federal	$ 68,000	$ 38,000
State	18,000	12,000
	86,000	50,000
Deferred income tax liability-federal	-	(4,000)
Net deferred income tax	$ 86,000	$ 46,000

7. **Income Taxes**, continued

There were no valuation allowance for the years ended December 31, 2007 and 2006. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the years ended December 31, 2007 and 2006 primarily results from changes in the surtax exemptions, permanent differences and net operating losses.

8. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. In addition, the Company may make discretionary contributions to the Plan. No such discretionary contributions were made in 2007 or 2006.

9. **Commitments**

    Operating Leases

The Company leases real property under an operating agreement effective October 1, 2004 that expires on September 30, 2009 and offers an extension option of five years. The Company entered into a new lease agreement on June 1, 2006 for an office site in Reno, Nevada, which expires on May 31, 2007. Occupancy expense for the years ended December 31, 2007 and 2006 was $106,848 and $106,328, respectively.

The future minimum lease payments for operating leases at December 31, 2007 are as follows:

Year ending December 31:	Cash	Expense	Deferral
2008	$138,020	$ 98,420	$ 39,600
2009	99,000	69,300	29,700
	$237,020	$167,720	$69,300

---

9. **Commitments**, continued

   Line of Credit

   The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2007 and 2006, there were no outstanding advances under the line of credit.

   From time to time the Company also employs a renewable daylight loan facility which is required to be secured by the unsold bonds of a specific underwriting.

10. **Off-Balance-Sheet Risk**

    In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

    The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2007.

11. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,079,876, which was $1,829,876 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .48 to 1.

ADDITIONAL REPORT



Building your future

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In planning and performing our audits of the financial statements of Wulff, Hansen & Co., Inc. (the Company), for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

Member of The Leading Edge Alliance

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Board of Directors
Page 2

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger, Mayer, LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 18, 2008

END